Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 9, 2005, with respect to the consolidated financial statements and schedule of IVAX Corporation, IVAX Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of IVAX Corporation included in IVAX Corporation’s Annual Report on Form 10-K and incorporated by reference in the Registration Statement (Form F-4 No. 333-00000) and related Prospectus of Teva Pharmaceutical Industries Limited for the registration of 123,225,280 of its ordinary shares.

/s/ Ernst & Young LLP

Certified Public Accountants

Miami, Florida

August 30, 2005